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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                   FORM 11-K
                                ----------------
__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                  For the fiscal year ended December 24, 1997
_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                For the transition period from ______ to ______

                         COMMISSION FILE NUMBER: 1-5837

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                              (Exact name of plan)

                            135 MORRISSEY BOULEVARD
                                 P.O. BOX 2378
                             BOSTON, MA 02107-2378
                               (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                              229 WEST 43RD STREET
                               NEW YORK, NY 10036
                (Address of issuer's principal executive office)

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
The following financial statements are included in this Report:

Report of independent public accountants, including:

       A statement of net assets available for plan benefits for the years ended December 24, 1997, and
       December 31, 1996.

       A statement of changes in net assets available for plan benefits for each of the years ended December 24, 1997, December 31, 1996 and December 31, 1995.

       Accompanying notes for the financial statements.

       Schedule of assets held for investment purposes.

       Schedules of reportable transactions for the years ended December 24, 1997 and
       December 31, 1996.

SIGNATURES

    The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          THE BGEA/ BOSTON GLOBE
                                          EMPLOYEE SAVINGS PLAN

                                          By  /s/ STEVE BEHENNA
                                              ----------------------------------------
                                              Steve Behenna
                                              ADMINISTRATIVE TRUSTEE

Dated: June 23, 1998

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                       FOR THE PERIODS ENDED DECEMBER 24,

                        1997, DECEMBER 31, 1996 AND 1995

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                    DECEMBER 24, 1997 AND DECEMBER 31, 1996

                               TABLE OF CONTENTS

Independent Auditors' Report.........................................................          1

Statement of Net Assets Available For Plan Benefits..................................          2

Statement of Changes In Net Assets Available For Plan Benefits.......................          3

Notes to The Financial Statements....................................................        4-6

SUPPLEMENTAL SCHEDULES:

    Schedule of Assets Held for Investment Purposes December 24, 1997................        7-8

    Reportable Transactions for the Year Ended December 24, 1997.....................          8

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of the
BGEA/Boston Globe Employee Savings Plan:

    We have audited the accompanying statements of net assets available for plan benefits of the BGEA/ Boston Globe Employee Savings Plan as of December 24, 1997, and December 31, 1996, and the related statement of changes in net assets available for plan benefits for the period ended December 24, 1997 and the years ended December 31, 1996, and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 24, 1997, and December 31, 1996 and changes in net assets available for plan benefits for the period ended December 24, 1997 and the years ended December 31, 1996, and 1995 in conformity with generally accepted accounting principles.

Hoffman & Manning, CPAs
Boston, Massachusetts
June 11, 1998

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    DECEMBER 24, 1997 AND DECEMBER 31, 1996

                           ASSETS                                 1997          1996
------------------------------------------------------------  ------------  ------------
Investments, at fair market value (Note C)..................  $ 24,539,062  $ 16,613,028
Cash & Cash Equivalents.....................................             0             0
Participants' notes receivable..............................       426,961       263,948
                                                              ------------  ------------
                                                                24,966,023    16,876,976
                                                              ------------  ------------
                                                              ------------  ------------

                        LIABILITIES
------------------------------------------------------------
Administrative Expenses Payable.............................             0             0
                                                              ------------  ------------
                                                                         0             0
Net assets available for Plan benefits......................  $ 24,966,023  $ 16,876,976
                                                              ------------  ------------
                                                              ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 DECEMBER 24, 1997, DECEMBER 31, 1996, AND 1995

                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
Additions:
  Participants' contributions.......................................  $   3,275,244  $   2,829,283  $   1,980,480
  Rollover contributions............................................        207,611        473,502        119,378
  Employers' matching contributions.................................        363,268        248,855              0
  Employers' contributions..........................................        493,915              0              0
  Interest and dividend income......................................      1,581,643        912,235        649,215
  Other Income......................................................              0              0          4,232
  Net appreciation/(depreciation) in fair value of investments......      2,960,650      1,114,922      2,393,134
                                                                      -------------  -------------  -------------
      Total additions...............................................      8,882,331      5,578,796      5,146,440
Deductions:
  Benefits paid to participants.....................................        783,508      1,391,014        310,745
  Direct trustee to trustee transfers...............................              0        161,015              0
  Administrative fees...............................................          9,775          8,403          3,521
                                                                      -------------  -------------  -------------
      Total deductions..............................................        793,283      1,560,432        314,266
                                                                      -------------  -------------  -------------
Net increase........................................................      8,089,048      4,018,364      4,832,174
Net assets available for Plan benefits, beginning of year...........     16,876,975     12,858,611      8,026,438
                                                                      -------------  -------------  -------------
Net assets available for Plan benefits, end of year.................  $  24,966,023  $  16,876,975  $  12,858,612
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS

A. DESCRIPTION OF THE PLAN

    The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    1. GENERAL. The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

    2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employees behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.

    3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and (a) an allocation of fund earnings of each fund in which the participant elects contributions, and (b) administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. Participant accounts will consist of investments, at the direction of the participant, in the following funds:

       Putnam Health Sciences Trust
       Putnam Voyager Fund
       Putnam Vista Fund
       The George Putnam Fund of Boston
       Putnam U.S. Government Income Trust
       Putnam Money Market Fund
       Putnam New Opportunities Fund
       Putnam Growth & Income
       Putnam S&P 500 Index Fund
       Putnam Diversified Income Fund
       Putnam International Growth Fund
       Putnam Diversified Income Fund
       Participant Loans Fund

    Or in the following equity securities directly:

       New York Times Common Stock
       AT&T Corp. Common Stock
       Lucent Technologies Common Stock
       NCR Corp Common Stock

    4. MATCHING CONTRIBUTIONS. During 1997 and 1996 the Company matched 25% of employee contributions up to a maximum of 4% of compensation

    5. EMPLOYER CONTRIBUTIONS. During 1997 the Company contributed 1% of compensation for all eligible employees.

    6. VESTING. Participants are immediately vested in their voluntary contributions and actual earnings thereon. Participants vest in the employer matching and other contributions at a rate of 25% after one year of service, 75% after two years of service, and 100% after three years of service.

    7. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

B. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS VALUATION AND INCOME RECOGNITION

    Investments held by the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net assets value of shares held by the plan at year-end. Participants' notes receivable are valued at cost which approximates market. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are calculated on a weighted average basis. The participant determines the percentage of contributions which are to be invested in each investment fund.

    The plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

C. INVESTMENTS

    The Plan's investments are held by a broker-administered trust fund. Investment transactions that represent 5 percent or more of the Plan's net assets are separately identified.

                           FAIR VALUE OF INVESTMENTS

                                                                                           DECEMBER 24, 1997
                                                                                       --------------------------
                                                                                       # OF SHARES   FAIR VALUE
                                                                                       -----------  -------------
Mutual Funds:
  Money Market.......................................................................     747,796   $     747,796
  U.S. Government....................................................................      60,371         788,446
  Growth & Income....................................................................      38,991         582,100
  Aggressive Growth..................................................................      33,495       1,534,057
  Common Stock.......................................................................     439,500       6,391,631
  Common Stock Sector................................................................     464,807      10,443,093
Equity securities:
  New York Times Co..................................................................      59,664       3,855,952
  AT & T Corp........................................................................       1,646         102,228
  Lucent Technologies................................................................       1,134          87,908
  NCR Corporation....................................................................         209           5,850
                                                                                                    -------------
  Total Investments at Fair Value....................................................               $  24,539,061
                                                                                                    -------------
                                                                                                    -------------

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

C. INVESTMENTS (CONTINUED)
                            NET CHANGE IN FAIR VALUE

                                                                                                   PERIOD ENDED
                                                                                                 DECEMBER 24, 1997
                                                                                                 -----------------
Mutual Funds:
  U.S. Government..............................................................................           13,604
  Growth & Income..............................................................................           (6,870)
  Aggressive Growth Fund.......................................................................          147,038
  Common Stock.................................................................................          293,877
  Common Stock Sector..........................................................................          931,567
Equity securities..............................................................................        1,581,433
                                                                                                 -----------------
  Net change in Fair Value.....................................................................    $   2,960,649
                                                                                                 -----------------
                                                                                                 -----------------

D. PLAN TERMINATION

    Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants are no longer represented by this bargaining unit.

E. PARTICIPANT LOANS

    Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods not to exceed five years, unless the proceeds are used to purchase a qualified residence or finance qualified education costs. The loans bear interest at the prime rate at the time the loan is approved plus one half of one percent. The total outstanding balances on participant loans was $426,961 and $263,948 as of December 24, 1997 and December 31, 1996, respectively.

F. PLAN TAX STATUS

    The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes. A favorable determination letter has been received from the Internal Revenue Service.

G. FORM 5500 RECONCILIATION

                                                                                     DECEMBER 24,   DECEMBER 31,
                                                                                         1997           1996
                                                                                     -------------  -------------
Net Assets per Form 5500...........................................................  $  24,966,023  $  16,876,976
  Expenses Payable.................................................................              0              0
                                                                                     -------------  -------------
Net Assets.........................................................................  $  24,966,023  $  16,876,976
                                                                                     -------------  -------------
                                                                                     -------------  -------------

I. EXPENSES OF THE PLAN

    Essentially all expenses incurred in the administration of the Plan, as defined by the Plan document, have been paid by the BGEA/Boston Globe Taft-Hartley Health Fund. The BGEA/Boston Globe Taft-Hartley Health Fund is related to the Plan by having common membership between its participants and the participants of The BGEA/Boston Globe Taft-Hartley Health Fund. Expenses incurred in the administration of the Plan totaled $20,000 in 1997 and $20,000 in 1996.

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                       NOTES FOR THE FINANCIAL STATEMENTS

                             SUPPLEMENTAL SCHEDULES

ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES.

         (A)                      (B)                           (C)                      (D)          (E)
----------------------  ------------------------ ----------------------------------  -----------  -----------
                                                        DESCRIPTION         ENDING                  CURRENT
                           IDENTITY OF ISSUER          OF INVESTMENT         UNITS      COST         VALUE
                        ------------------------ -------------------------  -------  -----------  -----------
Money Market
                        Putnam Investments       Putnam Money Market Fund   747,796  $   747,796  $   747,796

U.S. Government
                        Putnam Investments       Putnam US Government
                                                 Income                      60,371      786,053      788,446

Growth & Income
                        Putnam Investments       Putnam Growth & Income      14,548      288,585      275,096

                        Putnam Investments       Putnam Diversified Income
                                                 Trust                       24,443      303,258      307,004

Aggressive Growth
                        Putnam Investments*      Putnam New Opportunities
                                                 Fund                        33,495    1,394,655    1,534,057

Common Stock
                        Putnam Investments*      Putnam Vista Fund          208,403    2,033,219    2,327,862

                        Putnam Investments*      The George Putnam Fund of
                                                 Boston                     218,360    3,376,922    3,847,500

                        Putnam Investments       Putnam S & P
                                                 500                          1,499       32,458       32,521

                        Putnam Investments       Putnam International
                                                 Growth                      11,238      190,263      183,748

Common Stock Sector
                        Putnam Investments*      Putnam Voyager
                                                 Fund                       404,615    5,680,907    7,299,253

                        Putnam Investments*      Putnam Health Sciences
                                                 Trust                       60,192    2,343,960    3,143,840

                    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

         (A)                      (B)                           (C)                      (D)          (E)
----------------------  ------------------------ ----------------------------------  -----------  -----------
                                                        DESCRIPTION         ENDING                  CURRENT
                           IDENTITY OF ISSUER          OF INVESTMENT         UNITS      COST         VALUE
                        ------------------------ -------------------------  -------  -----------  -----------
Equity Securities
                        New York Times*          Common
                                                 Stock                       59,664    1,601,342    3,855,952

                        Lucent Technologies      Common
                                                 Stock                        1,134       67,937       87,908

                        AT&T Corp                Common
                                                 Stock                        1,646       66,011      102,228

                        NCR Corporate Stock      Common
                                                 Stock                          209        7,152        5,850

Other
                        Participant Loans        Participant Loans with
                                                 Interest Rates ranging
                                                 from 6.0% to 10.0%             N/A      426,961      426,961
                                                                                     -----------  -----------
      Total Plan Assets                                                              $19,347,479  $24,966,023
                                                                                     -----------  -----------
                                                                                     -----------  -----------

------------------------

*   This investment represents 5% or more of the Plan's Net Assets

REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED 12/24/97

DESCRIPTION                  TYPE      SHARES    COST/PROCEEDS
------------------------  ----------  ---------  -------------

Putnam Voyager            Purchase       71,667     1,290,001

FOR THE YEAR ENDED 12/31/96

DESCRIPTION                  TYPE      SHARES    COST/PROCEEDS
------------------------  ----------  ---------  -------------

Putnam Voyager            Purchase       92,894     1,537,273

Putnam Voyager            Sales          47,517      (788,861)

George Putnam Fund        Purchase       62,168     1,002,172

                         INDEPENDENT AUDITOR'S CONSENT

    THE NEW YORK TIMES COMPANY:

        We consent to the incorporation by reference in Registration Statement No. 33-50461 on Form S-8 of our report dated June 11, 1998, on our audits of the statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 1996 and December 31, 1996 and the related statement of changes in net assets available for plan benefits for the years ended December 24, 1997, December 31, 1996 and 1995, which report is included in this Annual Report on Form 11-K.

     /s/ Hoffman & Manning
    ---------------------------------

    HOFFMAN & MANNING CPAS

    Boston, Massachusetts
    June 23, 1998